Exhibit 99.1

SOHU.COM ANNOUNCES UPDATE TO ITS FOURTH QUARTER 2019 GUIDANCE

BEIJING, February 7, 2020 – Sohu.com Limited (NASDAQ: SOHU) (“Sohu” or the “Company”), China’s leading online media, video, search and gaming business group, today announced that it is updating its previously reported business outlook for the fourth quarter of 2019 ended December 31, 2019. The updated guidance reflects better than expected performance of the online game business, a tax benefit of US$19 million expected to be recognized for preferential enterprise income tax rates of some of Changyou’s subsidiaries upon their receipt of 2018 Key National Software Enterprise status or 2018 Software Enterprise status, and an impairment charge of approximately US$23 million expected to be recognized for the quarter for an investment unrelated to the Company’s core businesses.

For the fourth quarter of 2019, Sohu now estimates:

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Total revenues to be between US$465 million and US$500 million. This updated guidance compares to the Company’s original estimate that total revenues would be between US$435 million and US$470 million.

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Brand advertising revenues to be between US$40 million and US$45 million, implying an annual decrease of 21% to 30% and a sequential decrease of 3% to 14%. This guidance is unchanged from the Company’s original estimate for brand advertising revenues.

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Sogou revenues to be between US$290 million and US$310 million, implying an annual decrease of 3% to an annual increase of 4% and a sequential decrease of 2% to 8%. This guidance is unchanged from the Company’s original estimate for Sogou revenues.

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Online game revenues to be between US$125 million and US$135 million, implying an annual increase of 33% to 43% and a sequential increase of 16% to 25%. This updated guidance compares to our original estimate that online game revenues would be US$95 million and US$105 million, with an implied annual increase of 1% to 12% and a sequential decrease of 3% to 12%.

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Excluding the impairment charge of approximately US$23 million expected to be recognized for the quarter for an investment unrelated to the Company’s core businesses, non-GAAP net income attributable to Sohu.com Limited to be between nil and US$10 million, and non-GAAP income per fully-diluted ADS to be between nil and US$0.25. This updated guidance compares to our original estimate that there would be a non-GAAP net loss attributable to Sohu.com Limited between US$12 million and US$22 million and a non-GAAP loss per fully-diluted ADS between US$0.30 and US$0.55.

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Including the expected impairment charge, GAAP net loss attributable to Sohu.com Limited to be between US$15 million and US$25 million, and GAAP loss per fully-diluted ADS to be between US$0.40 and US$0.65. This updated guidance compares to our original estimate that there would be a GAAP net loss attributable to Sohu.com Limited between US$17 million and US$27 million, and a GAAP loss per fully-diluted ADS between US$0.45 and US$0.70.

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Excluding the profit generated by Sogou and Changyou, and further excluding the expected impairment charge, non-GAAP net loss attributable to Sohu.com Limited to be between US$45 million and US$50 million. Excluding the profit generated by Sogou and Changyou and including the expected impairment charge, GAAP net loss attributable to Sohu.com Limited to be between

US$68 million and US$73 million. This updated guidance compares to our original estimate that there would be a non-GAAP net loss excluding profit/loss generated by Sogou and Changyou between US$45 million and US$50 million and a GAAP net loss attributable to Sohu.com Limited to be between US$48 million and US$53 million.

As previously reported, for the fourth quarter 2019 guidance the Company adopted a presumed exchange rate of RMB7.10=US$1.00, as compared with the actual exchange rate of approximately RMB6.91=US$1.00 for the fourth quarter of 2018, and RMB6.99=US$1.00 for the third quarter of 2019.

This forecast reflects our current and preliminary view, which is subject to substantial uncertainty.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS, which are adjusted from results based on GAAP to exclude the impact of the share-based awards, which consist mainly of share-based compensation expenses and non-cash tax benefits from excess tax deductions related to share-based awards; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; the impairment charge expected to be recognized for the fourth quarter of 2019 for an investment unrelated to the Company’s core businesses; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; dividend and deemed dividend to non-controlling preferred shareholders; the one-time income tax expense recognized in the fourth quarter of 2017 as a result of the Toll Charge imposed by the TCJA and the subsequent re-evaluation for the fourth quarter of 2018 and adjustment of the tax expense previously recognized for the Toll Charge; the resulting recognition of a previously unrecognized tax benefit and recording of an uncertain tax position related to the balance of the Toll Charge; and interest expense recognized in connection with the Toll Charge. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sohu’s management believes excluding share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; the impairment charge expected to be recognized for the fourth quarter of 2019 for an investment unrelated to the Company’s core businesses; non-cash tax benefits from excess tax deductions related to share-based awards; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; dividend and deemed dividend to non-controlling preferred shareholders; and income tax expense, income tax benefit, uncertain tax position, and interest recognized in relation to the Toll Charge from its non-GAAP financial measures, is useful for itself and investors. Further, the impact of share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; the impairment charge expected to be recognized for the fourth quarter of 2019 for an investment unrelated to the Company’s core businesses; non-cash tax benefits from excess tax deductions related to share-based awards; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; dividend and deemed dividend to non-controlling preferred shareholders; the one-time income tax expense recognized in the fourth quarter of 2017 as a result of the Toll Charge imposed by the TCJA and the subsequent re-evaluation for the fourth quarter of 2018 and adjustment of the tax expense previously recognized for the Toll Charge; the resulting recognition of a previously unrecognized tax benefit and recording of an uncertain tax position related to the balance of the

Toll Charge; and interest expense recognized in connection with the Toll Charge cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As the impact of share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, the impairment charge expected to be recognized for the fourth quarter of 2019 for an investment unrelated to the Company’s core businesses, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, and dividend and deemed dividend to non-controlling preferred shareholders does not involve subsequent cash outflow or is reflected in the cash flows at the equity transaction level, Sohu does not factor this impact in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, the impairment charge expected to be recognized for the fourth quarter of 2019 for an investment unrelated to the Company’s core businesses, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, and dividend and deemed dividend to non-controlling preferred shareholders, and also excluded the one-time income tax expense recognized in the fourth quarter of 2017 as a result of the Toll Charge imposed by the TCJA and the subsequent re-evaluation for the fourth quarter of 2018 and adjustment of the tax expense previously recognized for the Toll Charge, the resulting recognition of a previously unrecognized tax benefit and recording of an uncertain tax position related to the balance of the Toll Charge, and interest expense recognized in connection with the Toll Charge.

A limitation of using non-GAAP diluted net income per ADS, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, dividend, and deemed dividend to non-controlling preferred shareholders is that the impact of share-based awards and non-cash tax benefits from excess tax deductions related to share-based awards has been and will continue to be a significant recurring expense in Sohu’s business for the foreseeable future, income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future, and dividend and deemed dividend to non-controlling preferred shareholders may recur when Sohu and its affiliates enter into equity transactions.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported US dollar results; recent slow-downs in the growth of the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Sohu’s quarterly operating results; the possibilities that Sohu will be unable to recoup its investment in video content and that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; Sohu’s reliance on online advertising sales, online games and mobile services for its revenues; and the impact of the U.S. Tax Cuts and Jobs Act. Further information regarding these and other risks is included in Sohu’s annual report on Form 20-F for the year ended December 31, 2018, and other filings with the Securities and Exchange Commission.

About Sohu.com

Sohu.com Limited (NASDAQ: SOHU) is China’s premier online brand and indispensable to the daily life of millions of Chinese, providing a network of web properties and community based/web 2.0 products which offer the vast Sohu user community a broad array of choices regarding information, entertainment and communication. Sohu has built one of the most comprehensive matrices of Chinese language web properties and proprietary search engines, consisting of the mass portal and leading online media destination www.sohu.com; interactive search engine www.sogou.com; developer and operator of online games www.changyou.com/en/ and online video website tv.sohu.com.

Sohu’s corporate services consist of online brand advertising on Sohu’s matrix of websites as well as bid listing and home page on its in-house developed search directory and engine. Sohu also provides multiple news and information services on mobile platforms, including Sohu News App and the mobile news portal m.sohu.com. Sohu’s online game subsidiary, Changyou.com (NASDAQ: CYOU) develops and operates a diverse portfolio of PC and mobile games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China. Changyou also owns and operates the 17173.com Website, a game information portal in China. Sohu’s online search subsidiary Sogou (NYSE: SOGO) has grown to become the second largest search engine by mobile queries in China. It also owns and operates Sogou Input Method, the largest Chinese language input software. Sohu.com, established by Dr. Charles Zhang, one of China’s internet pioneers, is in its twenty-fourth year of operation.

For investor and media inquiries, please contact:

In China:

Ms. Pu Huang
Sohu.com Limited
Tel:	+86 (10) 6272-6645
E-mail:	ir@contact.sohu.com

In the United States:

Ms. Linda Bergkamp
Christensen
Tel:	+1 (480) 614-3004
E-mail:	lbergkamp@christensenir.com